FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2004

INTERSHOP Communications Aktiengesellschaft

(Name of Registrant)

INTERSHOP Communications Stock Corporation
(Translation of registrant’s Name into English)

Intershop Tower
07740 Jena
Federal Republic of Germany
(011) 49-3641-50-0
(Address and Telephone Number of registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes”is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Intershop Announces Delisting From Nasdaq and Termination of ADR Facility

Jena, Germany, January 14, 2004 –Intershop Communications AG (Prime Standard: ISH1, Nasdaq: ISHP; “Intershop”or the “Company”) announced today it will voluntarily delist from the Nasdaq National Market (“Nasdaq”) and terminate its American Depositary Receipt (“ADR”) facility, effective as of the close of trading on February 17, 2004. From that date forward, investors will no longer be able to trade Intershop ADRs on Nasdaq.

Intershop has given notice to Citibank, N.A., the depositary for Intershop’s ADR facility (the “Depositary”), to terminate the ADR facility, and plans to conclude its F-6 registration statement with respect to all unissued ADRs in the ADR facility with the U.S. Securities and Exchange Commission. It is expected that both events will also be effective on February 17, 2004.

Under the termination provisions set out in the deposit agreement (the “Deposit Agreement”) between Intershop and Citibank, N.A., holders of Intershop ADRs are entitled to return their ADRs at any time during a six-month period starting February 17, 2004 and ending August 17, 2004. ADRs submitted during that period will be exchanged for the number of Intershop’s underlying common bearer shares represented by such ADRs. ADR holders who do not submit their ADRs for exchange by the February 17, 2004 deadline will hold non-transferable securities.

For Intershop ADRs not submitted for exchange by August 17, 2004, the Depositary will automatically sell the underlying Intershop common bearer shares at the price that the Depositary is able to obtain on the Frankfurt Stock Exchange. The Depositary would then remit the cash proceeds from the sale net of any applicable charges, expenses, taxes or governmental charges to such ADR holders.

Intershop is considering the feasibility of shortening the six-month period for ADR holders to exchange their Intershop ADRs for underlying Intershop common bearer shares or, failing which, to receive cash on their disposal by the Depositary. In the event of any shortening of the exchange period, Intershop would make a further announcement to Intershop ADR holders.

As announced on October 30, 2003, the Board of Directors of Intershop decided to seek the delisting of its ADRs and terminate its ADR facility due to low trading volume and a low proportion of issued ADRs relative to Intershop’s total issued and outstanding shares. The average daily trading volume of Intershop’s ADRs during the 12 months prior to January 9, 2004 was 5,704, compared to 112,108 underlying Intershop common bearer shares for the same time period. As of January 9, 2004, there were 178,750 Intershop ADRs outstanding, representing just 0.8 percent of Intershop’s total issued and outstanding underlying common bearer shares.

Based on these factors and after careful review of the advantages and disadvantages of a continued Nasdaq listing, especially taking into account the costs of maintaining the listing and the ADR facility, Intershop’s Board of Directors has determined there is no significant benefit in continuing the ADR facility, and therefore the Nasdaq listing, at this time.

Intershop’s continuing commitment to its US operations is not affected by its decision to withdraw its ADR listing from Nasdaq. Intershop’s total number of shares outstanding and the listing of its common bearer shares on the Prime Standard trading segment of the Frankfurt Stock Exchange will not be affected by the planned actions.

Investor Relations:

Klaus F. Gruendel
T: +49-3641-50-1307
F: +49-3641-50-1002
k.gruendel@intershop.com

Press:

Dana Schmidt
T: +49-3641-50-1000
F: +49-3641-50-1002
d.schmidt@intershop.com

About Intershop

Intershop Communications (Nasdaq: ISHP; Prime Standard: ISH1) is the market leader in Unified Commerce Management, which can create strategic differentiation for companies by integrating online commerce processes across the extended enterprise. Intershop’s Enfinity MultiSite, based on the best practices of Unified Commerce Management, enables companies to manage multiple business units from a single commerce platform, optimize their business relationships, improve business efficiencies and cut costs to increase profit margins. By streamlining business processes, companies can achieve a higher return on investment at a lower total cost of ownership, increasing the lifetime value of customers and partners. Intershop has more than 300 enterprise customers worldwide in a broad range of industries, including multi-channel retail and high technology. Customers including Deutsche Telekom, HP, Bosch, BMW, TRW, Bertelsmann, Otto, and Homebase have selected Intershop's Enfinity as the cornerstone of their global online commerce strategies. More information about Intershop can be found on the Web at http://www.intershop.com.

This news release contains forward-looking statements regarding future events or the future financial and operational performance of Intershop. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. Risks and uncertainties that could lead to such difference could include, among other things: Intershop's limited operating history, the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, significant dependence on large single customer deals, consumer trends, the level of competition, seasonality, risks related to electronic security, possible governmental regulation, and general economic conditions. Additional information regarding factors that potentially could affect Intershop's business, financial condition and operating results is included in Intershop's filings with the Securities and Exchange Commission, including the Company's Form 20-F dated June 6, 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERSHOP Communications Aktiengesellschaft

Date: January 14, 2004	By: /s/ Dr. Juergen Schoettler
Dr. Juergen Schoettler
Chief Executive Officer
(Vorstandsvorsitzender)